February 15, 2008

VIA EDGAR

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Variable Products Trust (on behalf of ING VP MidCap Opportunities Portfolio)
(File No. 333-148627)

Dear Ms. White:

This letter responds to comments that you provided to Christopher C. Okoroegbe, Steven Drachman and Jutta M. Frankfurter in a telephone conversation on February 4, 2008, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING VP MidCap Opportunities Portfolio (the “Acquiring Portfolio”), a series of ING Variable Products Trust (the “Registrant”), on January 11, 2008.  The comments, and the Registrant’s responses, are as follows:

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1.             Comment – Summary.  Please revise the expense table to comply with the format required by Item 3 of Form N-1A.

Response: Pursuant Item 3(a) of Form N-14, the Registrant has provided a detailed discussion and comparison of the fees and expenses of the Portfolios under the section “Comparison of Fees and Expenses,” which complies with Item 3(a) of Form N-14 as well as Item 3 of Form N-1A. Item 3(b) of Form N-14 requires the Registrant at the beginning of the Proxy Statement/Prospectus to provide a synopsis of the information contained in the Proxy Statement/Prospectus. Form N-14 requires the Registrant to provide in the synopsis a clear and concise discussion of the key features of the transaction, of the registrant and of the company being acquired. This clear and concise discussion may include any “significant consideration” a shareholder should consider in evaluating the Reorganization. See Item 3(b)(4).

In addition to comparing, among other things, the size, portfolio management, performance, and the investment objectives and strategies of the Acquiring Portfolio and ING Mid Cap Growth Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”) as required by Item 3(b) of Form N-14, the Registrant also provides a side-by-side comparison summary (in addition to the information provided pursuant to Item 3(a) of Form N-14) of the gross and net expenses for both Portfolios and the Combined Portfolio before and after the Reorganization. We believe that a comparison of expenses before and after the Reorganization should be included in any summary discussion of the key features of the Reorganization, the Acquiring Portfolio and the Acquired Portfolio since a comparison of expenses borne by shareholders before and after the Reorganization is a significant consideration in assisting shareholders in making an informed decision about the Reorganization.

We also note that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered. The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, we believe, is consistent with the overall purpose of Form N-14.

2.             Comment – Summary.  Please expand note (3) in the expense table to disclose the amount and duration of the expense limitation agreement with respect to the Acquiring Portfolio.

Response:  The disclosure has been revised to include the amounts of the expense limitations, and the terms of the expense limitation agreement.

3.             Comment – Summary.  Please disclose in note (2) to the expense table whether the distribution fee waiver is contractual, and, if not, do not reflect it.

Response:   Note (2) has been revised to clarify that the distribution fee waiver is contractual.

4.             Comment – Comparison of Fees and Expenses.    In the disclosure relating to administration fees on page 20, please disclose the address of ING Fund Services LLC.

Response:  The following address has been added for ING Fund Services LLC:

7337 East Double Tree Ranch Rd.

Scottsdale, Arizona 85258

5.             Comment -  Summary.  The expense limitation mentioned in the expense examples continues only until May 2008, and therefore should not be included.

Response:  The Acquired Portfolio’s expense limitation has been extended to May 1, 2010.  The disclosure on page 20 entitled “Expense Limitation Arrangements” has been changed accordingly.

6.             Comment – Proposal II.  With respect to Proposal II, the approval of the sub-advisory agreement, you must fulfill proxy requirements with respect to the change in sub-adviser.  Please include the required information pursuant to Schedule 14A, items 22(c)(2) through 22(c)(7), 22(c)(10), and 22(c)(12) through 22(c)(14).

Response:  The following has been added to disclosure under Proposal II:

a)     Item 22(c)(2), Item 22(c)(5), Item 22(c)(6), Item 22(c)(10), Item 22(c)(13) and Item 22(c)(14):

Other Information

Appendix D hereto lists the names, addresses, and the principal occupations of the principal executive officers of ING IM.  As of December 31, 2007, no Trustee or Officer of Mid Cap Growth Portfolio was an officer, director, employee, or shareholder of ING IM.  No Trustee or Officer of Mid Cap Growth Portfolio owns securities or has any other material direct or indirect interest in ING IM.

Appendix E sets forth the name of another investment company with an investment objective and strategies similar to those adopted for Mid Cap Growth Portfolio, for which ING IM acts as an investment as sub-adviser, the annual rate of compensation and the net assets of the investment company as of June 30, 2007.

During the fiscal year ended December 31, 2007, Mid Cap Growth Portfolio did not pay commissions on portfolio brokerage transactions to brokers who may be deemed to be affiliated persons of Mid Cap Growth Portfolio, DSL, FMR, ING IM or affiliated persons of such persons.

The management agreement on behalf of Mid Cap Growth Portfolio and DSL provides for a “bundled fee” arrangement, under which DSL provides, in addition to advisory services, administrative services and other services necessary for the ordinary operation of the Portfolio.  As such, there are no separate administration fees.  IFD serves as the distributor for Mid Cap Growth Portfolio.  During the fiscal year needed December 31, 2007, the Portfolio paid IFD $1,301,950 for distribution services.  If the proposed ING IM Sub-Advisory Agreement is approved, DSL and IFD will continue to render the same services as they currently render.  DSL, ING IM and IFD are affiliates of ING Groep, N.V., a Netherlands corporation.”

Appendix D

Principal Executive Officers of ING Investment Management Co.

230 Park Avenue

New York, New York 10169

NAME AND TITLE

Robert Leary – CEO

Rick Nelson – CIO

Jeff Becker – CFO

J. Scott Fox – COO

Michael Gioffre – CCO

Mark Weber – Executive Vice President

Gerald Lins – General Counsel

James Kase – Executive Vice President

Arthur Kalita – Executive Vice President

Greg McGreevey – Executive Vice President

Kevin McMahon, Executive Vice President

Jeff Bakalar, Senior Vice President

Daniel Norman, Senior Vice President

Appendix E

ADVISORY FEE RATE OF A FUND WITH SIMILAR INVESTMENT OBJECTIVES ADVISER OR SUB-ADVISED BY ING INVESTMENT MANAGEMENT CO. (“ING IM”)

The following table sets forth the name of another investment company, with investment objective and strategies similar to Mid Cap Growth Portfolio, for which ING IM acts as an investment sub-adviser, the annual rate of compensation and the net assets of the investment company. The information below is given as of June 30, 2007.

FUND	NET ASSETS ($ )	ANNUAL COMPENSATION (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS) (%)
ING VP MidCap Opportunities Portfolio	$106,664,453	0.3375%

b)    Item 22 (c)(3): The following sentence in the third paragraph in the sub-section entitled “Additional Information About the Portfolios – Advisers” will be deleted and replaced with the following disclosure:: “ING IM is a wholly-owned subsidiary of ING Investment Management LLC (a registered investment adviser), which in turn is a wholly-owned subsidiary of Lion Connecticut Holdings Inc., which in turn is a wholly-owned subsidiary of ING Americas Insurance Holdings, Inc., which in turn is a wholly-owned subsidiary of ING Insurance International B.V., which in turn is a wholly-owned subsidiary of ING Verzekeringen Management LLC, which is a wholly-owned subsidiary of ING Groep N.V. ING Groep N.V. is located at Strawinskylaan 2631, 107722 Amsterdam P.O. Box 810, 1000 AV Amsterdam, the Netherlands, is one of the largest financial services organizations in the world with approximately 120,000 employees.  ING IM is an affiliate of DSL”

c)     Item 22 (c)(4):  No disclosure is required since no person other than those named in answer to paragraph (c)(3) of Item 22 owns, of record or beneficially, 10 percent or more of the outstanding voting securities of ING IM.

d)    Item 22(c)(7):  No disclosure is needed since, to the best knowledge of the Registrant, there is no financial condition of ING IM that is reasonably likely to impair the financial ability of ING IM to fulfill its commitment to the Acquired Portfolio under the proposed sub-advisory agreement.

e)     Item 22(c)(12): No disclosure is needed since there are no arrangements or understandings made in connection with the proposed sub-advisory agreement with respect to the composition of the board of trustees of Mid Cap Growth Portfolio or ING IM or with respect to the selection or appointment of any person to any office with either such company.

7.             Comment – Proposal II.   Please address all the factors required by Schedule 14A, item 22(c)(11), or in the alternative explain why they are not applicable.

Response:  The disclosure has been revised to state:

The Board’s consideration of whether to approve the Agreements took into account several factors including, but not limited to, the following:

THE NATURE, EXTENT AND QUALITY OF THE SUB-ADVISORY SERVICE TO BE PROVIDED.  The Board considered the scope of the sub-advisory services anticipated to be provided by ING IM to Mid Cap Growth Portfolio (including the ability to pursue Mid Cap Growth Portfolio’s investment program unchanged during the interim period), and the and the level of staffing, quality and experience of ING IM’s portfolio management team.  The Board concluded that ING IM is capable of providing high quality services to Mid Cap Growth Portfolio, as indicated by the experience, capability and integrity of ING IM’s management, the financial resources of ING IM, and the professional qualifications and experience of ING IM’s portfolio management team to manage Mid Cap Growth Portfolio.  The Trustees also concluded that ING IM proposed to provide services that are appropriate in scope and extent in light of Mid Cap Growth Portfolio’s current operations and during the transition period leading to the Reorganization.

THE INVESTMENT PERFORMANCE.  The Board noted that ING IM offers strategies similar to that of Mid Cap Growth Portfolio, including that ING IM has been managing two funds with similar strategies, ING MidCap Opportunities Fund and VP MidCap Opportunities Portfolio, since these funds’ inception dates.  The Board concluded, based on the Trustees’ assessment of the nature, extent and quality of investment sub-advisory services expected to be provided by ING IM and ING IM’s historical performance in managing ING MidCap Opportunities and VP MidCap Opportunities Portfolio, that ING IM is capable of generating a level of investment performance for Mid Cap Growth Portfolio that is appropriate in light of Mid Cap Growth Portfolio’s investment objective, policies and strategies during the transition period leading to the Reorganization.

THE COST OF SUB-ADVISORY SERVICES PROVIDED AND THE LEVEL OF PROFITABILITY.  The Board concluded that the level of anticipated investment sub-advisory fees payable under the ING IM Sub-Advisory Agreement is appropriate in light of the proposed sub-advisory fee schedule (which remains unchanged in comparison to the sub-advisory agreement between DSL and FMR in connection with providing sub-advisory services to Mid Cap Growth Portfolio) and the estimated expense ratio of Mid Cap Growth Portfolio (which also is expected to remain unchanged).

ECONOMIES OF SCALE.  The Board noted that the asset-based breakpoints in Mid Cap Growth Portfolio’s advisory and sub-advisory fee schedules and the Portfolio’s management fees would remain unchanged as ING IM becomes the Portfolio’s sub-adviser.  The Board also noted that it has recently reviewed and concluded that these fee schedules appropriately benefit investors by realizing economies of scale in the form of lower management and sub-advisory fees as the level of assets grows. In addition, the Board has also recently reviewed and concluded that Mid Cap Growth Portfolio’s management fees appropriately reflect Mid Cap Growth Portfolio’s current size, the current economic environment for DSL and ING IM, the competitive nature of the investment company market, and DSL’s pricing strategy.

OTHER CONSIDERATIONS.  In approving the Agreements, the Board also considered the view of DSL with respect to the reputation of ING IM as an investment manager, its strength and reputation in the industry and the personnel, operations, financial condition, and investment management capabilities, methodologies and resources of ING IM and its fit among the stable of managers in the ING Funds line-up. Additionally, the Board considered ING IM’s Code of Ethics, and related procedures for complying with that Code.  The Board noted the fact that DSL or an affiliate will bear the cost of the proxy solicitation and that ING IM is the sub-adviser of VP MidCap Opportunities Portfolio, into which the Portfolio is proposed to be merged.”

8.             Comment - Comparison of Portfolio Performance.   Please disclose each Portfolio’s highest and lowest quarterly returns for the periods reflected in the bar charts.

Response: A footnote (5) has been added to the bar chart of Mid Cap Growth Portfolio: “During the period shown in the chart, the Portfolio’s best quarterly performance was 41.28% for the 4th quarter of 1999, and the Portfolio’s worst quarter was (35.83)% for the 2nd quarter of 2002.

Also, a footnote (3) has been added to the bar chart of the VP MidCap Opportunities Portfolio: “During the period shown in the chart, the Portfolio’s best quarterly performance was 23.05% of the 4th quarter of 2001, and the Portfolio’s worst quarterly performance was (28.08)% for the 3rd quarter of 2001.”

9.             Comment – Comparison of Fees and Expenses.  In the fee table and expense tables, do not reflect waivers that terminate in May 2008.

Response:              Please see response to comment #5, above.

10.           Comment – Tax Considerations.  On page 27, please include disclosure regarding the possible loss or limits on capital loss carry-forwards for the period subsequent to the Reorganization.

Response: A disclosure has been added to the section entitled “Dividends, Distributions and Taxes” and states:  “No capital gain distribution shall be made until any capital loss carry-forwards have been fully utilized or expired.  A portion of the amounts of these capital loss carry-forwards may be limited in the future.”

11.           Comment - Expenses of the Reorganization.   On page 27, the disclosure states that DSL will bear the expenses of the Reorganization.  This is inconsistent with paragraph 9.2 of the Agreement and Plan of Reorganization, which says that expenses “will be borne equally” by the adviser or its affiliate and the Acquired Portfolio.

Response:  In response to your comment, paragraph 9.2 of the Agreement and Plan of Reorganization has been revised to state that DSL (or an affiliate of DSL) will bear the expenses of the Reorganization.

II.            STATEMENT OF ADDITIONAL INFORMATION

12.           Comment – Statement of Additional Information.  On the cover page, the filing date shown for the semi-annual report of the Acquired Portfolio should read September 5, 2007, and the filing date of the annual report of the Acquiring Portfolio should read March 8, 2007.

Response:  The filing date of the semi-annual report of the Acquired Portfolio was revised to read September 5, 2007, and the filing date of the annual report of the Acquiring Portfolio was changed to March 8, 2007.

13.           Comment – Pro Forma Financial Statements.   The introductory paragraph should read “assuming the reorganization is consummated as of June 30, 2007.”

Response:  The requested change has been made.

14.           Comment – Statements of Assets and Liabilities.  Please include the name of the surviving portfolio in the pro forma combined column.

Response:  ING VP MidCap Opportunities Portfolio has been added to the pro forma combined column as you requested.

15.           Comment – Statement of Operations.  Please include the name of the surviving portfolio in the pro forma combined column.

Response:  ING VP MidCap Opportunities Portfolio has been added to the pro forma combined column as you requested.

16.           Comment – Statement of Operations.  Footnote (A) should not be used if either the Acquiring Portfolio or Acquired Portfolio will bear any portion of the cost of the Reorganization.

Response:   In response to your comment, Footnote (A) has been revised to state: “ (A) Reflects adjustment in expenses due to effects of new contractual rates of VP MidCap Opportunities Portfolio.”

17.           Comment – Pro Forma Financial Statements.  In the Statement of Operations table, the adjustment to net investment income as a result of the merger – which is shown as $290,181  – should also be shown as an adjustment to increase (decrease) in net assets resulting from operations, which is currently blank.

Response:   The adjustment to net investment income resulting from the merger has been added.

18.           Comment – Pro Forma Financial Statements.  In the pro forma portfolio of investments, the entire statement should be identified as unaudited.

Response:              The pro forma portfolio of investments has been identified as “unaudited” as you requested.

19.           Comment – Pro Forma Financial Statements.  In the pro forma portfolio of investments, please explain why the net assets of the Combined Portfolio have been adjusted on page 12 by ($94,000).

Response:  The pro forma adjustment of ($94,000) has been deleted.

20.           Comment – Notes to Pro Forma Financial Statements.   Please state which Portfolio will be the survivor for accounting purposes.

Response:  Note 1 to the Pro Forma Financial Statements will state “The Merger will be accounted for as a tax-free merger of investment companies with ING VP MidCap Opportunities Portfolio as the accounting survivor.”

21.           Comment – Notes to Pro Forma Financial Statements.   The second sentence in note 4 should be revised to read: “Mid Cap Growth’s expenses were adjusted assuming VP MidCap Opportunities’ fee structure was in effect….”

Response:  In response to your comment, the second sentence in note 4 was revised to read: “Mid Cap Growth’s expenses were adjusted assuming VP MidCap Opportunities’ fee structure was in effect for the twelve months ended June 30, 2007, as adjusted for contractual changes made in connection with the Merger.”

III.           MISCELLANEOUS

22.           Comment.   Please provide the required “Tandy Letter” along with your response.

Response:  The requested representation letter is attached.

23.           Comment.  Do you plan to request acceleration of the proxy?

Response:   A request for acceleration of effectiveness will be filed concurrently with this response letter.

24.           Comment.  The powers of attorney are too broad under the Rule 483(b) and must instead be drafted to relate specifically to this filing.

Response:  New powers of attorney specifically relating to the Registrant’s Form N-14 filed on January 11, 2008 and each amendment thereto, will be filed.  A copy of these powers of attorney is attached here as Exhibit A.

25.           Comment.  Please update the appendix relating to the market timing disclosure to state that the information sharing agreement required by Rule 22c-2 have been entered into.

Response:  The disclosure has been revised. Please see Exhibit B.

*              *              *

We hope you find our response to your comments to be responsive.  If you have any additional questions, please do not hesitate to contact me at (202)261-3484.

Regards,

/s/ Jutta M. Frankfurter
Jutta M. Frankfurter

cc:	Christopher C. Okoroegbe
ING Investments, LLC

Jeffrey S. Puretz
Steven S. Drachman
Dechert LLP

Exhibit A

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Shaun P. Mathews
Shaun P. Mathews
President and Chief Executive Officer and
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety and Shaun P. Mathews, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Todd Modic
Todd Modic
Senior Vice President, Chief/Principal Financial
Officer and Assistant Secretary

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ John V. Boyer
John V. Boyer
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Patricia W. Chadwick
Patricia W. Chadwick
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ J. Michael Earley
J. Michael Earley
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Colleen D. Baldwin
Colleen D. Baldwin
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Patrick W. Kenny
Patrick W. Kenny
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Robert W. Crispin
Robert W. Crispin
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Sheryl K. Pressler
Sheryl K. Pressler
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ David W. C. Putnam
David W. C. Putnam
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Peter S. Drotch
Peter S. Drotch
Trustee

POWER OF ATTORNEY

I, the undersigned Officer and Trustee, on behalf of ING Variable Products Trust, constitute and appoint Huey P. Falgout, Jr., Jeffrey S. Puretz, David J. Harris, Theresa K. Kelety Shaun P. Mathews and Todd Modic, each of them individually, the true and lawful attorneys-in-fact and agents, with full power to each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, the Registration Statement on Form N-14, and any amendments thereto, under the Securities Act of 1933, File No. 333-148627, and to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of shares, any such amendments and supplements thereto and applications thereunder, and any and all exhibits and other documents required in connection therewith, granting unto said attorneys-in-fact, each of them individually, full power and authority to do and perform each and every act deemed required and necessary to comply with the Securities Act of 1933 and the Investment Company Act of 1940.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of February 11, 2008.

/s/ Roger B. Vincent
Roger B. Vincent
Chairman and Director/Trustee

Exhibit B

Frequent Trading – Market Timing

The Portfolio is intended for long-term investment and not as a short-term trading vehicle. Accordingly, organizations or individuals that use market timing investment strategies and make frequent transfers should not purchase shares of a Portfolio. Shares of the Portfolio are primarily sold through omnibus account arrangements with financial intermediaries as investment options for the Variable Contracts issued by insurance companies, and as investment options for the Qualified Plans. Omnibus accounts generally do not identify customers’ trading activity on an individual basis. The Portfolio’s administrator has agreements which require such intermediaries to provide detailed account information, including trading history, upon request of the Portfolio.

The Portfolio relies on the financial intermediaries to monitor frequent, short-term trading within a Portfolio by their customers. You should review the materials provided to you by your financial intermediary, including, in the case of a Variable Contract, the prospectus that describes the contract, or in the case of a Qualified Plan, the plan documentation, for its policies regarding frequent, short-term trading.  With trading information received as a result of these agreements, the Portfolio may make a determination that certain trading activity would be harmful to the Portfolio and their shareholders, even if such activity is not strictly prohibited by the intermediaries’ excessive trading policy. As a result, a shareholder investing directly or indirectly in the Portfolio may have their trading privileges suspended without violating the stated excessive trading policy of the intermediary. The Portfolio reserves the right, in its sole discretion and without prior notice, to reject, restrict or refuse purchase orders, whether directly or by exchange, including purchase orders that have been accepted by a financial intermediary. The Portfolio seeks assurances from financial intermediaries that they have procedures adequate to monitor and address frequent short-term trading. There is, however, no guarantee that the procedures of the financial intermediaries will be able to curtail frequent, short-term trading activity.

The Portfolio believes that market timing or frequent, short-term trading in any account, including a Variable Contract or Qualified Plan, is not in the best interest of the Portfolio or its shareholders. Due to the disruptive nature of this activity, it can adversely impact the ability of the Adviser or Sub-Adviser to invest assets in an orderly, long-term manner. Frequent trading can disrupt the management of the Portfolio and raise its expenses through: increased trading and transaction costs; forced and unplanned portfolio turnover; lost opportunity costs; and large asset swings that decrease the Portfolio’s ability to provide maximum investment return to all shareholders.  This in turn can have an adverse effect on Portfolio performance.

A Portfolio that invests in foreign securities may present greater opportunities for market timers and thus be at a greater risk for excessive trading. If an event occurring after the close of a foreign market, but before the time a Portfolio computes its current NAV, causes a change in the price of the foreign security and such price is not reflected in the

Portfolio’s current NAV, investors may attempt to take advantage of anticipated price movements in securities held by the Portfolio based on such pricing discrepancies. This is often referred to as “price arbitrage.” Such price arbitrage opportunities may also occur in a Portfolio which does not invest in foreign securities. For example, if trading in a security held by a Portfolio is halted and does not resume prior to the time the Portfolio calculates its NAV, such “stale pricing” presents an opportunity for investors to take advantage of the pricing discrepancy.  Similarly, a Portfolio that holds thinly-traded securities, such as certain small-capitalization securities, may be exposed to varying levels of pricing arbitrage. The Portfolio has adopted fair valuation policies and procedures intended to reduce the Portfolio’s exposure to price arbitrage, stale pricing and other potential pricing discrepancies, however, to the extent that a Portfolio’s NAV does not immediately reflect these changes in market conditions, short-term trading may dilute the value of Portfolio shares, which negatively affects long-term shareholders.

Although the policies and procedures known to the Portfolio that are followed by the financial intermediaries that use the Portfolio and the monitoring by the Portfolio are designed to discourage frequent, short-term trading, none of these measures can eliminate the possibility that frequent, short-term trading activity in the Portfolio will occur. Moreover, decisions about allowing trades in the Portfolio may be required. These decisions are inherently subjective, and will be made in a manner that is in the best interest of a Portfolio’s shareholders.

[ING FUNDS LOGO]

February 15, 2008

VIA EDGAR

Ms. Alison White

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Variable Products Trust (“Registrant”)
File No. 333-148627

Dear Ms. White:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING VP MidCap Opportunities Portfolio on January 11, 2008 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz
Dechert LLP